Exhibit 99.2

777 Main Street, Suite 1000 Fort Worth, Texas 76102 P | 817.348.1600 F | 817.348.1815 www.hallmarkgrp.com

July 1, 2008

Mr. Courtney C. Smith, Chairman, President and Chief Executive Officer
Mr. Peter E. Jokiel, Executive Vice President and Chief Financial Officer, Director
Mr. Robert E. Dean, Director
Mr. Raymond C. Groth, Director
Mr. Paul A. Philip, Director
Mr. Robert H. Whitehead, Director
Mr. Russell E. Zimmermann, Director
Specialty Underwriters’ Alliance Inc.
222 South Riverside Plaza
Chicago, IL 60606

To: the Board of Directors of Specialty Underwriters’ Alliance Inc.

I am writing to reaffirm the written proposal by Hallmark Financial Services, Inc. ("Hallmark") to acquire all of the outstanding stock of Specialty Underwriters’ Alliance Inc. (“SUAI”) delivered in person to Courtney Smith at our dinner meeting on June 16.

Hallmark remains committed to our proposal to acquire SUAI in a stock-for-stock transaction and strongly believes that our proposal offers significant and compelling benefits to SUAI shareholders.  Our offer price of $6.50 in Hallmark stock for each outstanding share of SUAI represents a significant 37% premium to SUAI’s trailing 30-day average closing price of $4.74 per share on Friday, June 13, the day prior to delivery of our proposal.

Hallmark is deeply disappointed by SUAI’s June 26 publicly-stated response to our proposal:  “After due deliberation, the SUAI Board unanimously concluded not to accept this offer”.

In our June 16 written proposal, we requested a meeting with SUAI’s Board of Directors and/or management as soon as possible to discuss our proposal.  Beginning on June 17, numerous attempts to speak to you and your advisors went unanswered.

How is it possible that, on behalf of SUAI shareholders, the Board fully and fairly considered Hallmark’s proposal while at the same time refusing to engage us in any dialogue?  If the Board is truly endeavoring to act in the best interests of its shareholders, why deny yourselves the benefit of having all information available before making an important decision?  There is no possible downside, only upside.

In your June 26 press release you state SUAI’s unanimous conclusion to “remain independent and continue with the execution of its current business strategy, which the Board believes represents a better long-term value for the company's shareholders”.  We again question: How is it conceivable to arrive at this conclusion without a willingness to engage in discussions with Hallmark regarding the merits of its proposal.

Hallmark reiterates its wish to enter into constructive dialogue with SUAI to achieve a friendly combination that we believe will be a win-win outcome for SUAI shareholders:

1.	SUAI shareholders will receive an immediate significant 37% premium to SUAI’s trailing 30-day average closing price as of Friday, June 13.

2.	SUAI shareholders’ upside potential will not be capped. SUAI shareholders will retain a continuing ownership interest in Hallmark and will benefit from any future gains in Hallmark shares.

As the largest SUAI shareholder, with beneficial ownership of 1,429,615 shares representing 9.7% of the common stock outstanding, we ask that you not summarily dismiss our proposal and deny your shareholders this truly outstanding opportunity.  Hallmark is a bona fide buyer, without a financing contingency, and requires no unusual conditions to close.  Our proposal is a firm proposal, subject only to confirmatory due diligence, the negotiation of a mutually satisfactory definitive agreement and customary shareholder and regulatory approvals.

As stated previously, Hallmark’s senior management stands ready to meet with you and answer any questions concerning our proposal.  We look forward to hearing from you.

Very truly yours,

Mark E. Schwarz
Executive Chairman
Hallmark Financial Services, Inc.